UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO ss240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO ss240.13d-2

                               (Amendment No.  )*

                             NEWLEAD HOLDINGS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G64626 131
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   July 22, 2014
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed.

        [ ] Rule 13d-1(b)
        [x] Rule 13d-1(c)
        [ ] rule 13d-1(d)

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip No. G64626 131                   13G                     Page 2 of 7 Pages


1.  NAME OF REPORTING PERSONS
    -------------------------------------------------------------
                                                                MORRIS BAWABEH

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                         (b)

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION                        UNITED STATES
    ----------------------------------------------------------------

NUMBER OF                5.  SOLE VOTING POWER                     81,140 shares
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                  919,360 shares
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                81,140 shares
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER             919,360 shares

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                1,000,500 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    3%

12. TYPE OF REPORTING PERSON*
    IN

Cusip No. G64626 131                   13G                     Page 3 of 7 Pages


1.  NAME OF REPORTING PERSONS
    -------------------------------------------------------------
                                                                 Kulayba LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                         (b)

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    ----------------------------------------------------------------
    SHAPIRO CAPITAL MANAGEMENT LLC IS A DELAWARE LIMITED LIABILITY COMPANY

NUMBER OF                5.  SOLE VOTING POWER                         0 shares
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                 919,360 shares
EACH
REPORTING PERSON         7.  SOLE DISPOSITIVE POWER                    0 shares
WITH
                         8.  SHARED DISPOSITIVE POWER            919,360 shares

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               1,000,500 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    3%

12. TYPE OF REPORTING PERSON*
    00

Cusip No. G64626 131                   13G                     Page 4 of 7 Pages


Schedule 13G Additional Information

Item #
1.  (a)  Name of Issuer: NewLead Holdings Ltd.

    (b)  Address of Issuer's Principal Executive Offices:
         83 Akti Miaouli & Flessa Street
         185 38 Piraeus, Greece

2.  (a)  Name of Person Filing:
         Morris Bawabeh

    (b)  Address of Principal Business Office for Each of the Above:
         2266 E. 5th Street
         Brooklyn, NY 11223

    (c)  Citizenship:
         United States

    (d)  Title of  Class of  Securities:
         COMMON STOCK, $0.01 PAR VALUE

    (e)  CUSIP Number:
         G64626 131

3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:

Cusip No. G64626 131                   13G                     Page 5 of 7 Pages


4. Ownership:
    (a) Amount Beneficially Owned: See item 9 of cover pages.

    (b) Percent of Class: See item 11 of cover pages.

    (c) Number of shares as to which such person has:
        (i)   sole power to vote or to direct the vote
        (ii)  shared power to vote or to direct the vote
        (iii) sole power to dispose or to direct the disposition of
        (iv)  shared power to dispose or to direct the disposition of

                           See items 5-8 of cover pages.

     The reporting persons purchased shares of Common Stock, par value $0.01 (the "Common Stock") as set forth in items 5-8 of the cover pages. Mr. Morris Bawabeh is a control person of Kulayba LLC and has the authority to control the vote and disposition of the Common Stock held by Kulayba LLC. Mr. Morris Bawabeh and Kulayba LLC have entered into a Joint Filing Agreement attached hereto as Exhibit A.

     On the date of the event which requires filing of this statement, 100,000 shares of the Common Stock were held in a securities account beneficially owned jointly by Mr. Morris Bawabeh and his wife Mrs. Dolly Bawabeh. Mr. Morris Bawabeh has sole power to control the vote and disposition of the Common Stock held in such account. On August 12, 2014, such shares were transferred to the account of Kulayba LLC.

     240 shares of the Common Stock are held in securities account beneficially owned jointly by Mr. Morris Bawabeh and his son, Mr. Solar Bawabeh. Mr. Morris Bawabeh has sole power to control the vote and disposition of the Common Stock held in such account.

     The percentages of beneficial ownership shown herein are based on approximately 33,400,000 million shares of Common Stock outstanding as indicated in the issuer's report on Form 6-K filed on August 21, 2014.

Cusip No. G64626 131                                           Page 6 of 7 Pages


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not Applicable.

ITEM 7.IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSONS.

        Morris Bawabeh is the sole member of Kulayba LLC.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Not Applicable.

ITEM 10.CERTIFICATION.

        By signing below each party certifies that, to the best of his/her/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                                               Page 7 of 7 Pages



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2014

                                        /s/ MORRIS BAWABEH
                                        -------------------
                                        Morris Bawabeh


                                        Kulayba LLC

                                        By: /s/ MORRIS BAWABEH
                                            -------------------
                                            Morris Bawabeh




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)